 **BNP PARIBAS**

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

5th December 2008




08006268

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 19th December 2008 Extraordinary General Meeting convening notice and proxy solicitation.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure: 19th December 2008 Extraordinary General Meeting convening notice,
ADR proxy solicitations,
Acknowledgement of receipt

BNP PARIBAS

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING 144A SHARES OF BNP PARIBAS

Please mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Please refer to the reverse side of this card for the resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 3	☐	☐	Res. 5	☐	☐	Res. 7	☐	☐
Res. 2	☐	☐	Res. 4	☐	☐	Res. 6	☐	☐			

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting.
PLEASE NOTE: Marking this box voids any other instructions indicated hereon for the Meeting. ☐

Address Change ☐ Mark box and indicate changes/comments below:

Sign Below Date:________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1. Report from the Board of Directors and reports from the Contributions Auditors,
2. Contribution of shares of Fortis Banque SA by SFPI to BNP Paribas,
3. Approval of the contribution of shares of Fortis Banque, its valuation and taking note that the capital increase has occurred,
4. Contribution of shares of Fortis Banque Luxembourg SA by the Grand Duchy of Luxembourg to BNP Paribas,
5. Approval of the contribution of shares of Fortis Banque Luxembourg, its valuation and taking note that the capital increase has occurred,
6. Authorization to be granted to the Board of Directors to issue ordinary shares to pay for contributions of unlisted shares up to the limit of 10% of the capital,
7. Powers for formalities.

BNP Paribas
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that an Extraordinary General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held on Friday, December 19 2008, at 3:30 p.m. at Espace Grande Arche 1, parvis de la Défense, 92050 Paris La Défense, France.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the 144A Shares represented by your ADRs FOR or AGAINST the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., December 12, 2008. Only the registered holders of record at the close of business November 17, 2008 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing 144A Shares of the Company, on November 17, 2008, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying 144A Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying 144A Shares represented by your ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, then a discretionary proxy will be given to the Chairman of the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 3:00 p.m., December 12, 2008.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

BNP PARIBAS

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BNP PARIBAS

Please mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Please refer to the reverse side of this card for the resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 3	☐	☐	Res. 5	☐	☐	Res. 7	☐	☐
Res. 2	☐	☐	Res. 4	☐	☐	Res. 6	☐	☐			

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting.
PLEASE NOTE: Marking this box voids any other instructions indicated hereon for the Meeting. ☐

Address Change ☐ Mark box and indicate changes/comments below:

Sign Below Date:____________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1. Report from the Board of Directors and reports from the Contributions Auditors,
2. Contribution of shares of Fortis Banque SA by SFPI to BNP Paribas,
3. Approval of the contribution of shares of Fortis Banque, its valuation and taking note that the capital increase has occurred,
4. Contribution of shares of Fortis Banque Luxembourg SA by the Grand Duchy of Luxembourg to BNP Paribas,
5. Approval of the contribution of shares of Fortis Banque Luxembourg, its valuation and taking note that the capital increase has occurred,
6. Authorization to be granted to the Board of Directors to issue ordinary shares to pay for contributions of unlisted shares up to the limit of 10% of the capital,
7. Powers for formalities.

BNP Paribas
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that an Extraordinary General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held on Friday, December 19 2008, at 3:30 p.m. at Espace Grande Arche 1, parvis de la Défense, 92050 Paris La Défense, France.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., December 12, 2008. Only the registered holders of record at the close of business November 17, 2008 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, on November 17, 2008, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, then a discretionary proxy will be given to the Chairman of the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 3:00 p.m., December 12, 2008.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

CONVENING NOTICE



2008

EXTRAORDINARY GENERAL MEETING

The shareholders of BNP Paribas are convened by the Board of Directors to the Extraordinary General Meeting on:

Friday, December 19th, 2008

at 3.30 p.m. at the Espace Grande Arche

1, parvis de la Défense – 92050 Paris La Défense

You will find enclosed the main decisions and the agenda of the meeting, also available on the Internet: **http://invest.bnpparibas.com**

Protect the environment by using Internet to participate in our General Shareholders Meeting! For that purpose, please get connected to www.gisproxy.bnpparibas.com to forward us your instructions! All the details in page 4!



BNP PARIBAS

Société anonyme with capital of €1.823.540.634
Head Office: 16, boulevard des Italiens,
75009 Paris – 662 042 449 R.C.S. Paris



Overview

Page

AGENDA 3

HOW TO PARTICIPATE IN OUR GENERAL MEETING? 4

Via the Internet 4

Using the hard copy form 5

HOW TO VOTE? 6

How to fill in the form? 6

Participation form 7

PROPOSED RESOLUTIONS 8

SUMMARY OF PROPOSED RESOLUTIONS 11

BNP PARIBAS-FORTIS PROPOSED LINK-UP PRESENTATION 13

REQUEST FOR DOCUMENTS BY E-MAIL 17

REQUEST FOR DOCUMENTS AND INFORMATION 19



Agenda

- Report from the Board of Directors and reports from the Contributions Auditors;
- Contribution of shares of Fortis Banque SA by SFPI to BNP Paribas;
- Approval of the contribution of shares of Fortis Banque, its valuation and taking note that the capital increase has occurred;
- Contribution of shares of Fortis Banque Luxembourg SA by the Grand Duchy of Luxembourg to BNP Paribas;
- Approval of the contribution of shares of Fortis Banque Luxembourg, its valuation and taking note that the capital increase has occurred;
- Authorization to be granted to the Board of Directors to issue ordinary shares to pay for contributions of unlisted shares up to the limit of 10% of the capital;
- Powers for formalities.



How to participate
in our General Meeting?

BNP Paribas is providing you with the possibility of transmitting your instructions via the Internet prior to the General Meeting[(1)]. Investors therefore have an additional means of taking part in the Meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up for this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Moreover, all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this method of transmitting your instructions, please follow the recommendations below, under the heading "**Via the Internet**"; if not, please see the section entitled "**Using the hardcopy form**".

Via the Internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Extraordinary General Meeting[(1)] under the conditions described below:

Registered shareholders

Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site. They will thus be able to log on to the General Meeting's secure dedicated Web site. The Shareholder then simply follows the instructions displayed on the screen.

Holders of **administered registered shares** shall use the login on the top right corner of the voting form to access the shareholders' Meeting dedicated website. Then, the shareholder will have to follow the instructions on the screen in order to receive, first his/her ID number by post, then a password through a following mail.

Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate of participation; they must also indicate their e-mail address**. In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GCT – Services aux Émetteurs – Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by GCT – Assemblées to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the General Meeting. The shareholder then simply follows the instructions on the screen.

The secure Web site used exclusively for voting prior to the General Meeting will be open as from Friday 28 November 2008.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Thursday 18 December 2008**, at 3.00 p.m., Paris time.
It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the General Meeting: **https://gisproxy.bnpparibas.com**.

*(1) For both technical and legal reasons, it is not possible to vote via the Internet **during** the Meeting itself.*

Using the hard copy form

Terms and conditions of participation

In order to attend personally to this Meeting, give a proxy or vote by mail, your BNP Paribas shares just have to be recorded in your name, under registered as well as bearer forms, **in the third working day preceding the Meeting, i.e. on Tuesday, December 16th, 2008**.

YOU WISH TO ATTEND THE MEETING

Bearer shares:

You must ask for an **admission card**. This card is essential to enter the meeting room and vote. To vote:

- please **tick mark box A** of the voting form, and
- **send it back as soon as possible** to the **custodian** in charge of your shares. This custodian will forward it, along with a certificate of participation.

Registered shares:

You may:

- **ask for an admission card** to **enter more easily the meeting room**; please mark **box A** of the voting form and send it back in the envelope you received,
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

YOU DON'T WISH TO ATTEND THE MEETING

Please fill in **box B** and sign the correspondence voting form and send it back:

- **if you own registered shares:** to BNP Paribas Securities Services in the enclosed envelope;
- **if you own bearer shares:** to the custodian in charge of your shares which will forward the document, attached with the detention certificate made beforehand.

Your custodian will forward your voting form to BNP Paribas with a certificate of participation. To be valid, the correspondence voting forms must be fully filled in and received by BNP Paribas at least 1 day before the date of the Meeting, i.e. on Thursday 18 December 2008 at 3 p.m. at the latest.

According to Article 18 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "http://invest.bnpparibas.com".

Directions for the shareholders attending the Meeting

The 19 December 2008 Meeting will begin at 3.30 p.m. sharp. The shareholders will be welcome from 2.30 p.m. on.

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 4.00 p.m.



How to vote?

How to fill in the proxy or the correspondence voting form?

A

You wish to attend the Meeting in person:
- Please tick mark box **A**
- Please date the document and sign it in box **Z**

B

You cannot attend and you wish to vote by correspondence or by proxy:
- Please tick mark box **B**
- Choose among the 3 possibilities (1 choice only)
- Please date the document and sign it in box **Z**

C

You give your proxy to the Chairman of the Meeting:
- Please tick mark the box facing "I hereby give my proxy to the Chairman of the Meeting"
- Please check you dated and signed the document in box **Z**
- Make sure you ticked in box **B**

D

You vote by correspondence:
- Please tick mark the box facing "I vote by post"
  - each numbered box represents one resolution
  - each empty box represents a **YES** vote
  - each blackened box represents a **NO** vote or an abstention (to abstain is equivalent to vote No)
- Please make sure you dated and signed in box **Z**
- Please make sure you ticked in box **B**

D'

This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.
If you want to vote, please blacken the corresponding box.

D''

This box corresponds to amendments or new resolutions proposed during the Meeting.
If you want to vote, please blacken the corresponding box.



You give your proxy to a person – an individual or a legal entity – you have chosen (your spouse or any shareholder attending the meeting):

- Please tick mark the box facing "I hereby appoint"
- Please date the document and sign it in box **Z**
- Please make sure you expressed your choice in box **B**
- Please mention in box **E** the person who – individual or legal entity – will be representing you (name, Christian name, address)



Please indicate your name, Christian name, address:

- If these data already show, please check them;
- If the person who signs is not the shareholder, he/she must indicate his/her name, Christian name, address and his/her quality (legal agent, guardian…)



This box must show a date and a signature for all shareholders.

A B

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*

BNP PARIBAS

S A au Capital de € 1.823.540.634
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE convoquée pour le vendredi 19 décembre 2008 à 15 h 30 à l'Espace Grande Arche, 1 parvis de La Défense - 92050 PARIS LA DEFENSE.

***EXTRAORDINARY GENERAL MEETING** to be held on Friday December 19, 2008 at 3:30 p.m. at Espace Grande Arche, 1 parvis de La Défense - 92050 PARIS LA DEFENSE.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

D C E

▯ **JE VOTE PAR CORRESPONDANCE** / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■

1	2	3	4	5	6	7	8	9
▯	▯	▯	▯	▯	▯	▯	▯	▯
10	11	12	13	14	15	16	17	18
▯	▯	▯	▯	▯	▯	▯	▯	▯
19	20	21	22	23	24	25	26	27
▯	▯	▯	▯	▯	▯	▯	▯	▯
28	29	30	31	32	33	34	35	36
▯	▯	▯	▯	▯	▯	▯	▯	▯
37	38	39	40	41	42	43	44	45
▯	▯	▯	▯	▯	▯	▯	▯	▯

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

▯ **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign at the bottom of the form without completing it
cf. au verso renvoi (2) - See reverse (2)

▯ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**
*I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***
M, Mme ou Mlle / *Mr, Mrs or Miss*
Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.
CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

D' F

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* . . ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* . . . . ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle . . . . ▯
pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

D'' Z

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

le 18/12/2008 à 15 h, heure de Paris / *on December 18, 2008, on 3 p.m., Paris time*

à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

Date & Signature Z

The owner of the shares must date and sign this form.
In case of joint ownership, each joint owner must sign.
In case of life tenancy, the tenant for life must date and sign.



Proposed resolutions

First resolution

(Contribution in kind of shares of Fortis Banque SA)

The general meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings (it being understood that, pursuant to Articles L. 225-147 and L. 225-10 of the Commercial Code, the shares held by Société Fédérale de Participations et d'Investissement/ Federale Participatie- en Investeringsmaatschappij, a public interest limited company under Belgian law acting on behalf of the Belgian State, whose registered office is located at avenue Louise 54, box 1, 1050 Brussels, and recorded at Banque Carrefour des Entreprises under number 0253.445.063 ("SFPI"), the contributing company, are not taken into account for calculating the quorum and the majority);

after having taken cognizance of:

- the privately signed contribution agreement between BNP Paribas and SFPI for the purpose of the contribution in kind by SFPI to BNP Paribas of 98,529,695 shares (i.e. 20.39% of the share capital) of Fortis Banque SA, a limited company under Belgian law having its registered office at rue Royale 20, 1000 Brussels and registered at Banque Carrefour des Entreprises under the number 0403 199 702 ("Fortis Banque"),
- the report from the board of directors,
- the report from the contributions auditors;

and after being informed that the board of directors, pursuant to the authorization that it had been granted under the terms of the sixteenth resolution of the combined general meeting of 21 May 2008, has approved the contribution in kind by SFPI to BNP Paribas of 263,586,083 shares (i.e. 54.55% of the capital and voting rights) of Fortis Banque and having noted that said contribution has been made and the corresponding capital increase implemented;

notes that, consequently, the condition precedent stipulated in Article 4.2 of the contribution agreement referred to above is met;

approves (i) the contribution in kind by SFPI to BNP Paribas of 98,529,695 shares of Fortis Banque pursuant to the terms and conditions stipulated in the aforementioned contribution agreement, (ii) the valuation of the Fortis Banque shares that are the subject of said contribution and (iii) the issuance to SFPI, to pay for said contribution, of 32,982,760 shares of BNP Paribas with a par value of two (2) euros each, i.e. an increase in the share capital in the amount of 65,965,520 euros;

notes the definitive implementation of the contribution and the corresponding capital increase;

resolves that the new shares to be issued to pay for the contribution will be ordinary shares in all respects similar to the existing BNP Paribas shares and that their holders will be subject to the same obligations and will have the same rights in any distribution or redemption effected during the existence of BNP Paribas or at the time of its liquidation (including the right to the dividend payable for the fiscal year ending 31 December 2008);

resolves that the difference between the actual value of the Fortis Banque shares contributed (i.e. 2,242,827,680 euros) and the amount of the increase in the share capital of BNP Paribas to pay for the contribution (i.e. 65,965,520 euros), i.e. 2,176,862,160 euros, will be posted to a contribution premium account for the rights of the old and new shareholders of BNP Paribas to which may be charged (i) all expenses, taxes, assessments and fees occasioned by the capital increase, (ii) the amount necessary to endow the legal reserve in order to bring it to one tenth of the new capital resulting from the contribution transaction and (iii) the amount necessary to replenish any regulated provisions or reserves;

grants all powers to the board of directors with power of subdelegation specifically to accomplish the formalities resulting from the contribution and the corresponding capital increase, to make the corresponding amendments to the Articles of Association, to apply to have the BNP Paribas shares that are issued to pay for the contribution admitted to trading and, more generally, to take the required actions and to carry out any necessary formalities and measures.

Second resolution

(Contribution in kind of shares of Fortis Banque Luxembourg SA)

The general meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings:

after taking cognizance of:

- the privately signed contribution agreement between BNP Paribas and the Grand Duchy of Luxembourg for the purpose of the contribution in kind by the Grand Duchy of Luxembourg to BNP Paribas of 4,540,798 shares of Fortis Banque Luxembourg SA, a limited company under Luxembourg law having its registered office at 50, avenue J.F. Kennedy, L-2951 Luxembourg and registered in the Register of Commerce and Companies of Luxembourg under number B.6.481 ("Fortis Banque Luxembourg"),
- the report from the board of directors, and
- the report from the contributions auditors,

and after being informed that the board of directors, pursuant to the authorization that it had been granted under the terms of the sixteenth resolution of the combined general meeting of 21 May 2008, has approved the contribution in kind by SFPI to BNP Paribas of 263,586,083 shares (i.e. 54.55% of the capital and voting rights) of Fortis Banque and having noted that said contribution had been made and the corresponding capital increase implemented;

notes that, consequently, the condition precedent stipulated in Article 4.2 of the aforementioned contribution agreement is met;

approves (i) the contribution in kind by the Grand Duchy of Luxembourg to BNP Paribas of 4,540,798 shares of Fortis Banque Luxembourg pursuant to the terms and conditions stipulated in the aforementioned contribution agreement, (ii) the valuation of the shares of Fortis Banque Luxembourg that are the subject of said contribution and (iii) the issuance to the Grand Duchy of Luxembourg, to pay for said contribution, of 11,717,549 shares of BNP Paribas with a par value of two (2) euros each, i.e. an increase in the share capital in the amount of 23,435,098 euros;

notes the definitive implementation of the contribution and the corresponding capital increase;

resolves that the new shares to be issued to pay for the contribution will be ordinary shares similar in every respect to the existing BNP Paribas shares and that their holders will be subject to the same obligations and will have the same rights in any distribution or redemption effected during the existence of BNP Paribas or at the time of its liquidation (including the right to the dividend payable for the fiscal year ending 31 December 2008);

resolves that the difference between the actual value of the Fortis Banque Luxembourg shares contributed (i.e. 796,793,332 euros) and the amount of the increase in the share capital of BNP Paribas to pay for the contribution (i.e. 23,435,098 euros), i.e. 773,358,234 euros, will be posted to a contribution premium account for the rights of the old and new shareholders of BNP Paribas to which may be charged (i) all expenses, taxes, assessments and fees occasioned by the capital increase, (ii) the amount necessary for endowing the legal reserve in order to bring it to one tenth of the new capital resulting from the contribution transaction and (iii) the amount necessary to replenish any regulated provisions or reserves;

grants all powers to the board of directors with power of subdelegation specifically to accomplish the formalities resulting from the contribution and the corresponding capital increase, to make the corresponding amendments to the Articles of Association, to apply to have the BNP Paribas shares that are issued to pay for the contribution admitted to trading and, more generally, to take the required actions and to carry out any necessary formalities and measures.

Third resolution

(Issuance of ordinary shares to pay for contributions of unlisted shares up to the limit of 10% of the capital)

The general meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings, after hearing the report from the board of directors and pursuant to the provisions of Article L. 225-147 section 6 of the Commercial Code:

- delegates to the board of directors, subject to the adoption of the first and second resolutions, the powers necessary to carry out a capital increase, on one or more occasions, to pay for contributions in kind, made to BNP Paribas, of equity shares or marketable securities granting access to capital that are not admitted to trading on a regulated market of a State that is party to the agreement on the European Economic Area or a member of the Organisation for Economic Cooperation and Development;
- sets at 10% of the share capital the total maximum par value of capital increases that may result from the issues authorized by this resolution;

- resolves that the number of ordinary shares issued by BNP Paribas to pay for the contributions in kind indicated in this resolution will be determined by setting the unit issue price of the new shares at least at the weighted average of the prices of the last three trading days on the market of Euronext Paris preceding the setting of the issue price, less 5%;
- delegates all powers to the board of directors to approve the valuation of the contributions, to note that it has been made, to charge to the contribution premium any expenses and fees occasioned by the capital increase, to withdraw from the contribution premium the amounts necessary for endowing the legal reserve and to make the corresponding amendments to the Articles of Association.

The authorization thus granted to the board of directors is valid, as of this meeting, for a period of 26 months and as of this day invalidates the authorization granted by the sixteenth resolution of the combined meeting of 21 May 2008 for the unused balance of that authorization.

Fourth resolution

(Powers for formalities)

The general meeting grants full powers to the bearer of an original, a copy or an extract of the minutes of this extraordinary general meeting to carry out all legal or administrative formalities and to make all filings and publications stipulated by current laws.



Summary of proposed resolutions

Four resolutions are being put to a vote at the Extraordinary General Meeting called for 19 December 2008.

The first two deal with the contribution of the banking activities of Fortis in Belgium and in Luxembourg to BNP Paribas, due to the acquisition of 74.94% of Fortis Banque SA and 66.67% of Fortis Banque Luxembourg. That contribution, which is valued at 9 billion euros, would be paid for by the issuance of 132.9 million shares of BNP Paribas at 68 euros per share (see: presentation of the 3rd resolution). That issue would be carried out in two stages:

- ***88.2 million already realized under the 16th resolution of the General Meeting of 21 May 2008, which authorizes the issuance of shares to pay for contributions of unlisted shares up to the limit of 10% of the capital (i.e. to date some 91 million shares); so at the end of this first phase:***
  - ***BNP Paribas now holds 54.55% of the capital of Fortis Banque (which owns 50.1% of Fortis Banque Luxembourg),***
  - ***the contributing company SFPI (a public interest limited company acting on behalf of the Belgian State) owns approximately 8.5% of BNP Paribas;***
- ***then 44.7 million after authorizations by this General Meeting.***

THE FIRST RESOLUTION proposes that, after taking cognizance of the reports of the Board of Directors and the Contributions Auditors, and of the agreement of contribution in kind between BNP Paribas and SFPI (Société Fédérale de Participations et d'Investissement), you approve the contribution of shares of Fortis Banque representing 20.39% of its capital, to bring the stake of BNP Paribas to approximately 75%.

The General Meeting is also being asked to approve the valuation of the contribution made (as well as the amount of the contribution premium), then the capital increase: SFPI (whose BNP Paribas shares already owned by it do not participate in the voting) would therefore receive 33 million additional shares of BNP Paribas, to bring its holding in said company to a total of 121.2 million shares, i.e. 11.6% of the capital of the Bank (it must hold the 8.5% initially received for at least two years).



Similarly, in **THE SECOND RESOLUTION**, it is being proposed that the shareholders, after taking cognizance of the agreement of contribution in kind between BNP Paribas and the Grand Duchy of Luxembourg, approve the contribution of 16.57% of the capital of Fortis Banque Luxembourg, to bring the stake of BNP Paribas to 66,67%.

It is also being proposed that the Meeting approve the valuation of the contribution made (as well as the amount of the contribution premium), then the capital increase: the Grand Duchy of Luxembourg would therefore receive 11.7 million shares of BNP Paribas, i.e. 1.1% of the capital of BNP Paribas (it is required to hold 50% of that stake for one year).

In **THE THIRD RESOLUTION**, the Meeting is being asked, subject to the adoption of the first and second resolutions, to authorize the Board of Directors for 26 months to issue ordinary shares to pay for the contributions of unlisted shares up to the limit of 10% of the capital.

This authorization would invalidate the delegation granted by the sixteenth resolution of the General Meeting of 21 May 2008 for the balance of the aforesaid authorization unused to date. Indeed, the sixteenth resolution of the General Meeting of 21 May 2008 (which authorizes the creation of a maximum of approximately 91 million shares) was almost completely used by BNP Paribas to link up with Fortis, by issuing some 88.2 million shares to pay for the contribution of 54.55% of the capital of Fortis Banque (an entity that also controls 50,1% of the capital of Fortis Banque Luxembourg).

The renewal of that resolution would enable BNP Paribas to have increased reactivity and would thus increase its transaction capabilities, all factors favourable to the interests of the shareholders, which would also be preserved by the following two provisions:

- as provided by law, the Board of Directors would approve the valuation of the contributions after taking cognizance of the report from the Contributions Auditors; that report would be communicated to the shareholders at the next General Meeting;
- in spite of the latitude permitted by the law, the issue price would not be determined freely by the Board, but would have to refer to market conditions by having to be computed *"at least at the weighted average of the prices of the last three trading days preceding the setting of the issue price, less 5%"*. With regard to the Fortis contributions, implementation of this provision led to an issue price of 68 euros.



Lastly, **THE FOURTH RESOLUTION** is a routine resolution that concerns issuing the powers necessary for effecting the publications and legal formalities of this Extraordinary General Meeting.



BNP Paribas – Fortis proposed link-up presentation

BNP Paribas expands its pan-European footprint with the operations of Fortis in Belgium and Luxembourg

BNP Paribas takes control of Fortis' operations in Belgium and Luxembourg, as well as the international banking franchises, for a total consideration between €14.5 and 14.7 billion. This transaction provides BNP Paribas with the opportunity to roll out further its integrated banking model in Europe. As a result of this transaction, BNP Paribas will have two new domestic markets, Belgium and Luxembourg, to add to its existing domestic markets in France and Italy. This deal confirms BNP Paribas' position as the Eurozone's leading cross-border bank with 4 domestic markets.

The businesses acquired consist of Fortis operations, excluding the Dutch operations acquired by the Dutch State. In particular, the acquired perimeter includes:

- 1,458 branches located in Belgium, Luxembourg, and all other countries except the Netherlands (including Poland, Turkey and France), as well as the Fintro branch network in Belgium;
- Fortis' insurance business in Belgium;
- Fortis' investment management activities (including former ABN AMRO Asset Management);
- Fortis' private banking business outside the Netherlands;
- Fortis' merchant banking activities outside the Netherlands;
- Fortis' consumer finance activities outside the Netherlands.

The BNP Paribas Group will thus become a market leader in Belgium and Luxembourg (with respectively 3 million and 280,000 retail clients) committed to supporting the real economy of both countries and providing its clients access to one of the widest financial services networks in the world. In all their businesses, BNP Paribas and Fortis will benefit from strong complementarities and will form together a leading financial services group in Europe.

Main terms of the transaction

Under the terms of the transaction, BNP Paribas will acquire from the Belgian State 74.94% of Fortis Bank SA/NV and 100% of Fortis Insurance Belgium, and acquire 16% of Fortis Banque Luxembourg from the Luxembourg State, taking its controlling interest in Fortis Banque Luxembourg to 66.67%. BNP Paribas will acquire its interest in Fortis' banking business in Belgium and Luxembourg for €9 billion paid in approximately 132.9 million newly-issued BNP Paribas shares. Fortis Insurance Belgium will be acquired for a cash consideration of somewhere between €5.5 billion and €5.7 billion.

Industrial Rationale

This transaction is fully consistent with BNP Paribas' acquisition strategy and allows it to roll out its well-proven integrated banking model in Europe with the addition of high quality franchises and two new domestic markets. BNP Paribas has a tried and tested universal business model, based on the three pillars of retail banking, Asset Management & Services, and Corporate & Investment Banking, which allows it to leverage this acquisition and create significant sustainable shareholder value.

In retail banking, BNP Paribas will become the leader in Belgium and Luxembourg, two of the countries with the wealthiest customer bases in Europe. Fortis' businesses in these two countries represent €239 billion in customer deposits, allowing BNP Paribas to jump from 7th to the largest deposit bank in the Eurozone. In Belgium, the Group will have over 1,000 branches and 3 million customers, representing a market share of in excess of 30%.

BNP Paribas will become a European top 5 player in asset management, the number 1 Eurozone private bank and the largest insurance player in Belgium (with a 30% market share). On a proforma consolidated basis, BNP Paribas' asset management business will now have €553 billion, and its wealth management arm €209 billion in assets under management.

EUROPEAN ASSET MANAGERS BY TOTAL ASSETS


in €bn
Barclays Global Investors 1,422
AXA IM + Alliance B. 1,096
Allianz GI 970
Natixis AM 590
BNPP IP + Fortis IM 553
UBS Global AM 539
DB Advisors 516
CA AM 508
C. Suisse 417

Source : IPE ranking Europe, July/August 2008

PRIVATE BANKING ASSETS UNDER MANAGEMENT AS AT 1H 2008


in €bn
UBS 1,155
Bank of America + ML 625
Crédit Suisse 481
Citigroup 297
JP Morgan 280
HSBC 267
BNP Paribas + Fortis 209
Deutsche Bank 184
Barclays 167
Unicredito 167
BNP Paribas 149
Crédit Agricole 93
Société Générale 72
Fortis (hors NL) 60

Source : Company reports 1H 2008

In Corporate and Investment Banking, BNP Paribas will be able to leverage Fortis' attractive client base, optimise capital usage and roll out BNP Paribas' risk management framework.

This acquisition will reinforce BNP Paribas' diversified and balanced business mix, with retail representing 57% of the Group's proforma revenues.

BNP PARIBAS + FORTIS proforma 1H 2008 REVENUES FROM OPERATING DIVISIONS


Corporate & Investment Banking
23%
French Retail Banking
15%
BNL bc
7%
Belgian and Luxembourg Retail Banking
10%
Asset Management & Services
20%
International Retail Services
25%
Retail 57%

Source : BNP Paribas estimates

The combination is expected to generate annual cost synergies of approximately €500 million, or 8.5% of acquired cost base, fully phased by 2011. Restructuring costs are estimated at €750 million. The transaction is expected to be EPS accretive from year one.

SYNERGIES


in €mn
120
150
60
120
180
-180
50
500
8.5%
of acquired
costs base
Retail
Banking
AMS
CIB
(costs)
CIB
(revenues)
Corporate
Centre
Total
Revenue synergies
Cost synergies

■ BNP Paribas' strengthened financial profile

This transaction will strengthen BNP Paribas' financial profile and provide tangible value creation for its shareholders.

The transaction is fully consistent with the Group's acquisition discipline. The acquisition of the banking operations implies a multiple of adjusted tangible book value of 0.7×. The acquisition of the life and non-life insurance operations implies a multiple of 1.0× 2007 life embedded value.

BNP Paribas' proforma Tier 1 ratio will improve by approximately 35bps. Its funding position is also reinforced due to Fortis' strong deposit base and its favourable loan to deposit ratio (around 100%).



Application Form for Documents to be sent by e-mail,

to owners of registered shares (1) who wish to participate in the shareholders' General Meetings



BNP PARIBAS

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT – Services aux Émetteurs – Assemblées
Immeuble Tolbiac – 75450 PARIS Cedex 09 – FRANCE

The undersigned

Christian name and Name:..

Address: ....

Zip Code ☐☐☐☐☐ City: ....

Country: ....

E-mail: .... @..

Hereby requests that the documents necessary to participate in BNP Paribas General Meetings, be sent to me by e-mail from now on.

In ....

Date 2008

Signature

Should you wish to receive again your convening notice and the voting form by post, please let us know by sending us a recorded letter with acknowledgement of receipt.

(1) This possibility is reserved to the owners of registered shares of BNP Paribas only.



Application Form for Documents and Information



BNP PARIBAS

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT – Services aux Émetteurs – Assemblées
Immeuble Tolbiac – 75450 PARIS Cedex 09 – FRANCE

Extraordinary General Meeting on Friday December 19th 2008

The undersigned

Christian name and Name: ....

Address: ....

Zip Code [| | | |] City: ....

Holding: ....

- registered shares

- bearer shares in the books of [1] ....

kindly asks BNP Paribas to send documents and information as stated in Article R 225-83 and Article R. 225-88 of the French commercial code, in view of the Extraordinary General Meeting of December 19th 2008.

In ....

Date..............................2008

Signature

PLEASE NOTE: As per paragraph 3 of Article R. 225-88 of the French commercial code, the holders of registered shares may obtain these documents from the bank for each further general meeting.

(1) Name and address of the custodian in charge of your shares.


BNP PARIBAS

END